

May 1, 2015

Via E-mail
Mr. Artis Jansons
Chief Executive Officer
Paramount Supply Inc.
40 Lielais prospekts,
Ventspils, LV-3601 Latvia

> **Re:    Paramount Supply Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 21, 2015**
> **File No. 333-202052**

Dear Mr. Jansons:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2015 letter.

Summary Financial Information, page 3

1.  Please update to also include summary financial information for the interim period ended December 31, 2014.

Description of Business, page 18

2.  We note your response to comment 4 and new disclosure regarding your "independent salespeople" and your "company representative from supplier locations in the U.S." on page 21. Please clarify your business plan to account for any planned engagement with U.S. representatives of your company or advise.

3. We note your response to comment 5. Please tell us if you are dependent on one or a few major customers. Also, please further explain the status of current orders and your expectations in this regard in the description of your plan of operation for the remainder of the fiscal year. See Item 101(a)(2)(iii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 24

4. Please update your discussions under the "Liquidity and Capital Resources" and "Going Concern Consideration" sections to include your financial information as of December 31, 2014.

Audited Financial Statements

5. You restated your financial statements for the period ended September 30, 2014 to correct an error. Please (i) prominently label the related financial statements as "restated" and (ii) revise Note 11 to also disclose the effect of the correction on your basic and diluted net gain per share amounts as required by FASB ASC 250-10-50-7.

Report of Independent Registered Public Accounting Firm, page F-2

6. Please make arrangements with your auditors for them to revise their audit report on your financial statements for the period ended September 30, 2014 to include an explanatory paragraph referencing the error correction and the Note that discusses it further as required by paragraph .18A of AU Section 508.

Note 2: Significant Accounting Policies and Recent Accounting Pronouncements
Revenue Recognition, page F-8

7. We note your response to comment 10. You revised your revenue recognition policy on page F-15 for the interim period ended December 31, 2014. Please similarly revise your revenue recognition policy disclosures for the period ended September 30, 2014.

Note 9: Income Taxes, page F-10

8. We note your response to comment 12. We are unable to locate the revisions to your footnote disclosures that satisfy the requirements of FASB ASC 740-10-50, paragraphs 50-2 through 50-7 and 50-12. Please revise or advise.

Interim Financial Statements

Statements of Operations, page F-12
Statements of Cash Flows, page F-13

9.  Net income for the three months ended December 31, 2014 does not equal the difference between (i) net income from inception to December 31, 2014 and (ii) net income from inception to September 30, 2014.  It appears this may be due to an error in your provision for income tax for the three months ended December 31, 2014.  Please make the appropriate revisions to your interim financial statements.  Please prominently label the restated financial statements as "restated".  Please also include a footnote that includes the disclosures required by FASB ASC 250-10-50-7.

Exhibit 23.2

10. It appears your auditors have dual-dated their report on page F-2 of the filing.  Please revise the corresponding consent included as Exhibit 23.2 to reference the correct report dates.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.  Please contact Hillary Daniels at (202) 551-3959 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director